Exhibit 99.3

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of July 28, 2026 (this “Agreement”)

BETWEEN:

INTERMAP TECHNOLOGIES CORPORATION, a corporation existing under the laws of the Province of Alberta (the “Purchaser”)

and

GRENADIER INVESTMENTS LIMITED, a corporation existing under the laws of the Province of Ontario (the “Securityholder”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) among the Purchaser, PCI Geomatics Group Inc. (the “Company”) and the Securityholder, the Purchaser will acquire all of the issued and outstanding shares in the capital of the Company (the “Company Shares”) not already owned by the Purchaser, subject to the terms and conditions set out in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act;

AND WHEREAS the Securityholder is the registered and/or beneficial owner, directly or indirectly, of the Company Shares set out in Schedule A;

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Securityholder set out in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Securityholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities (as defined below) and the other restrictions and covenants set out herein;

NOW THEREFORE in consideration of the foregoing premises, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement, shall have the respective meanings ascribed to them in the Arrangement Agreement. In addition to the capitalized terms defined elsewhere herein, in this Agreement (including the recitals):

(a)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute; and

(b)	“Parties” means, collectively, the Securityholder and the Purchaser, and “Party” means either one of them, as the context requires.

1.2	Securities Bound

“Subject Securities” means, as of the date of this Agreement, the Company Shares set out in Schedule A, being all of the Company Shares owned legally or beneficially, either directly or indirectly, by the Securityholder. If the Securityholder acquires legal or beneficial ownership of, either directly or indirectly, any more Company Shares after the date of this Agreement, then those Company Shares will thereafter be treated as “Subject Securities” for the purposes of this Agreement.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise specified, the terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.4	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and through and including that date, respectively.

1.6	Incorporation of Schedule

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

COVENANTS

2.1	General Covenants of the Securityholder

The Securityholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of the Shareholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Securityholder shall cause the Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) the Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement Resolution and the transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Securityholder is the beneficial owner, but not the registered holder, of any of the Subject Securities, the Securityholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of the Subject Securities in accordance with this Section 2.1(a);

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(b)	at any meeting of the Shareholders called to vote upon any of the matters described in clause (i), (ii) or (iii) in this Section 2.1(b) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Company Shares is sought (including by written consent in lieu of such meeting) with respect to any of the matters described in clause (i), (ii) or (iii) in this Section 2.1(b), the Securityholder shall cause the Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by the Purchaser in writing, vote (or cause to be voted) the Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Transaction or any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, liquidation or similar transaction, involving the Company or any Company Shares, or any action, agreement, transaction or proposal that would change in any manner the voting rights of any class of shares of the Company, in each case other than the Arrangement; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Securityholder under this Agreement; or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Securityholder is the beneficial owner, but not the registered holder, of any of the Subject Securities, the Securityholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of the Subject Securities in accordance with this Section 2.1(b);

(c)	the Securityholder shall not, directly or indirectly:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, or books and records, or entering into any form of agreement, arrangement or understanding) any Acquisition Transaction or any inquiry, proposal or offer (whether public or otherwise) that might reasonably be expected to lead to an Acquisition Transaction;

(v)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its Affiliates) regarding any Acquisition Transaction or any inquiry, proposal or offer that might reasonably be expected to lead to an Acquisition Transaction, provided that, the Securityholder may advise any Person of the restrictions of this Agreement;

(vi)	publicly disclose or state that (i) it is withdrawing or qualifying its support for the transactions contemplated by the Arrangement Agreement; or (ii) it is supporting, endorsing or recommending any publicly disclosed Acquisition Transaction or any publicly disclosed inquiry, proposal or offer that might reasonably be expected to lead to an Acquisition Transaction;

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(vii)	accept or enter into, or publicly propose to accept or enter into, any agreement or arrangement with any Person in respect of an Acquisition Transaction or any inquiry, proposal or offer that might reasonably be expected to lead to an Acquisition Transaction; or

(viii)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)	the Securityholder will not directly or indirectly sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”) to, or enter into any forward sale, short sale, repurchase agreement, option or other arrangement or monetization transaction with respect to any of the Subject Securities or any right or interest therein (legal or equitable) with, any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement;

(e)	the Securityholder will not directly or indirectly grant or agree to grant any proxies, legal appointment or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy, legal appointment or otherwise, with respect to the right to vote, call meetings of the Shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(f)	the Securityholder shall not contest in any way the approval of the Arrangement by any Governmental Authority or take any other action of any kind, directly or indirectly, that might reasonably be regarded to materially reduce the success of, or delay or interfere with, the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(g)	the Securityholder shall not exercise any rights of appraisal or dissent rights that the Securityholder may have under laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement;

(h)	the Securityholder shall not take any action or make any public statement that would prevent, delay, impede, interfere with or materially adversely affect the timely consummation of the Arrangement or any other transaction contemplated by the Arrangement Agreement; and

(i)	as soon as practicable following the mailing of the Company Circular and in any event at least seven calendar days prior to the date of the Company Meeting, the Securityholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at the Company Meeting) that are registered in the name of the Securityholder, deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies (or voting instruction form(s) or legal appointment(s)) directing the holder of such proxy or proxies (or voting instruction form(s) or legal appointment(s)) to vote in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at the Company Meeting) that are beneficially owned by the Securityholder but not registered in the name of the Securityholder, deliver a duly executed voting instruction form to the intermediary through which the Securityholder holds its beneficial interest in the Subject Securities, instructing that the Subject Securities be voted at the Company Meeting in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement. Such proxy or proxies (or voting instruction form(s) or legal appointment(s)) shall name those individuals as may be designated by the Company in the Company Circular (with full power of substitution). The Securityholder shall not take, or permit any Person on its behalf to take, any action to revoke, withdraw, amend or invalidate any proxy deposited or voting instruction form submitted or cast pursuant to this Agreement notwithstanding any statutory or other rights which the Securityholder might have, unless the Securityholder has obtained the written consent of the Purchaser or this Agreement has been terminated in accordance with its terms. The Securityholder shall provide to the Purchaser evidence of the Securityholder having delivered or caused to be delivered a duly executed proxy or proxies (or voting instruction form(s) or legal appointment(s)) in accordance with the terms of this Section 2.1(i) at least five calendar days prior to the date of the Company Meeting.

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2.2	Public Disclosure and Announcements

(a)	Except as required by Laws, prior to the first public disclosure of the existence of this Agreement, the Securityholder will not, and will ensure that its representatives, its Affiliates and its Affiliates’ representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

(b)	The Securityholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR+ and EDGAR.

2.3	Revocation of Proxies and Prior Voting Instructions

The Securityholder hereby revokes any proxies, voting instructions, legal appointments and powers of attorney previously given by it in respect of the Subject Securities that are inconsistent with this Agreement. For the avoidance of doubt, this Section 2.3 does not apply to any voting instructions, legal appointments and powers of attorney that are delivered by the Securityholder in respect of the Company Meeting and that approve the Arrangement Resolution.

2.4	Notice of Acquisitions

The Securityholder will promptly notify the Purchaser of any acquisitions by the Securityholder of legal or beneficial ownership of (directly or indirectly), or control or direction over (directly or indirectly), any Company Shares after the date of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to and covenants with the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. The Securityholder is duly formed and validly existing under the laws of the Province of Ontario; and it has the requisite power and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

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(b)	Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)	Ownership of Subject Securities. The Securityholder is, and will be immediately prior to the Effective Time, the sole registered and/or beneficial owner of the Subject Securities with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Securityholder nor any of its Affiliates owns or has any interest in or exercises control or direction over any other securities, or securities convertible into or exchangeable or exercisable for securities, of the Company or any of its Subsidiaries and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Company.

(d)	No Breach. Neither the execution and delivery of this Agreement by the Securityholder nor the compliance by the Securityholder with any of the provisions hereof will:

(i)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under, any provision of the certificate of incorporation, articles, by- laws or any other constating document of the Securityholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, understanding, licence, agreement, lease, permit or other instrument or obligation to which the Securityholder is a party or by which the Securityholder or any of its properties or assets (including the Subject Securities) may be bound, except in each case as would not materially impair the ability of the Securityholder to perform its obligations under this Agreement;

(ii)	require, on the part of the Securityholder, the making of any declaration or filing with, or any permit, authorization, consent, approval or order to be obtained from, any Governmental Authority or any other Person; or

(iii)	to the knowledge of the Securityholder, conflict with any judgement, order, notice, or decree applicable to the Securityholder or affecting any of its properties or assets or any Law.

(e)	No Proceedings. There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Securityholder, threatened against or affecting the Securityholder or the beneficial or registered owner of any of the Subject Securities that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Securityholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

(f)	No Agreements. Other than pursuant to this Agreement and the Arrangement Agreement, no Person has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement. There are no shareholders’ agreements, voting trusts or other agreements, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement, affecting the Subject Securities or the ability of the Securityholder to exercise all ownership rights thereto, including the voting of any Subject Securities.

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(g)	Voting. The Securityholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, voting instruction, legal appointment, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants and covenants to the Securityholder as follows, and acknowledges that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. The Purchaser validly subsists under the laws of the Province of Alberta and has the requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)	Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(d)	No Breach. Neither the execution and delivery of this Agreement by the Purchaser nor the compliance by the Purchaser with any of the provisions hereof will violate or constitute a breach or default under, or conflict with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, or conflict with), any constating documents of the Purchaser or, to the knowledge of the Purchaser, any Law, except in each case as would not materially impair the ability of the Purchaser to perform its obligations under this Agreement.

(e)	No Proceedings. There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Purchaser’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

ARTICLE 4

TERMINATION

4.1	Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Purchaser and the Securityholder;

(b)	the Effective Time; and

(c)	the termination of the Arrangement Agreement in accordance with its terms, except that, if the Arrangement Agreement is terminated under section 7.1(a)(ii)(A) {No Shareholder Approval}, section 7.1(a)(ii)(B) {Effective Time does not occur prior to Outside Date}, section 7.1(a)(iv)(A) {Breach by the Company or Grenadier} or section 7.1(a)(iv)(B) {Material Breach of Non-Solicitation Covenant} of the Arrangement Agreement, this Agreement will not terminate pursuant to this Section 4.1(c) until December 31, 2026.

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4.2	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void, except for Sections 2.2(a), 5.3, 5.7, 5.9 and 5.10 and this Section 4.2 which shall survive the termination of this Agreement, and neither Party shall have further liability to the other Party and the Securityholder shall be entitled to withdraw any form of proxy, voting instruction form, legal appointment or power of attorney which it may have given with respect to the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve a Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein, prior to the termination of this Agreement in accordance with Article 4.

ARTICLE 5

GENERAL

5.1	Further Assurances

Each of the Securityholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other Party may reasonably require and at the requesting Party’s cost: (a) to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement; and (b) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in Section 2.1(b) of this Agreement.

5.2	Time

Time shall be of the essence in this Agreement.

5.3	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof that would result in the application of the laws of any other jurisdiction. The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

5.4	Entire Agreement

This Agreement, together with the Arrangement Agreement, constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.5	Amendments and Waivers

(a)	This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

(b)	To the extent that the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

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5.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.7	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an Affiliate of the Purchaser, provided that if such assignment, delegation or transfer takes place, the Purchaser shall continue to be liable jointly and severally with such Affiliate for all of its obligations hereunder.

5.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	the Purchaser, addressed as follows:

Intermap Technologies Corporation

385 Inverness Parkway, Suite 105

Englewood, CO 90112

Attention: Patrick Blott

E-mail: [email address redacted]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

3700, 400 Third Ave SW

Calgary, AB T2P 4H2

Attention: Jennifer Kennedy

E-mail: jennifer.kennedy@nortonrosefulbright.com

(b)	the Securityholder, addressed as follows:

[address redacted]

Attention: Sandra Moses Medcof / Alan Moses

Email: [email address redacted]

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with a copy (which does not constitute notice) to:

Fogler Rubinoff LLP

40 King St. W, Suite 2400 Toronto, ON

M5H 3Y2

Attention: Michael S. Slan

Email: mslan@foglers.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or email, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

5.9	Specific Performance and other Equitable Rights

(a)	The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Securityholder or the Purchaser of any of its covenants or obligations set out in this Agreement, the Securityholder and the Purchaser shall be entitled as a matter of right to enforce the performance of this Agreement by way of an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement upon application to a court of competent jurisdiction without proof of actual damages and without the requirement of posting a bond or other security. Notwithstanding that damages may be readily quantifiable, each of the Parties hereby agrees not to plead sufficiency of damages as a defence or otherwise raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of each Party under this Agreement.

(b)	The Parties further agree that (i) by seeking the remedies provided for in this Section 5.9, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 5.9 are not available or otherwise are not granted, and (ii) nothing in this Section 5.9 shall require either Party to institute any proceeding for (or limit either Party’s right to institute any proceeding for) specific performance under this Section 5.9 prior or as a condition to exercising any termination right under Section 4.1 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 4.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

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5.10	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.11	Rules of Construction

Each of the Parties waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.12	Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.13	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed signature page of this Agreement by electronic means, which shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of this page intentionally left blank – signature page follows]

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IN WITNESS WHEREOF the Parties have executed this Voting Support Agreement as of the date first written above.

INTERMAP TECHNOLOGIES CORPORATION

By:	(signed) “Patrick A. Blott”
Name:	Patrick A. Blott
Title:	Chairman and CEO

GRENADIER INVESTMENTS LIMITED

By:	(signed) “Sandra Moses Medcof”
Name:	Sandra Moses Medcof
Title:	Authorized Signatory

Signature Page - Voting Support Agreement

SCHEDULE A

SUBJECT SECURITIES

Securityholder	Subject Securities Owned as Registered Holder	Subject Securities Owned as Beneficial (but not Registered) Holder
Grenadier Investments Limited	21,170,141 Common Shares 1,200,000 Special Shares	nil